Exhibit 99.59

Volaris Reports January 2017 Traffic Results, Passenger Traffic Growth of 25%

MEXICO CITY--(BUSINESS WIRE)--February 6, 2017--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports January 2017 preliminary traffic results.

During January 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 25.6% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in January 2017 increased 23.0% year over year, reaching 1.4 billion. Volaris transported a total of 1.5 million passengers during the month, an increase of 24.7% year over year.

In January 2017, Volaris increased domestic and international ASMs by 20.5% and 37.3%, respectively. Network load factor for January was 84.1%.

During January 2017, Volaris launched two year-round international routes (San Jose, Costa Rica – El Salvador and San Jose, Costa Rica – Managua).

The following table summarizes Volaris traffic results for the month and year-to-date.

	January 2017	January 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	962	808	19.0%
International	480	364	31.7%
Total	1,442	1,172	23.0%
ASMs (in millions, scheduled & charter)
Domestic	1,145	950	20.5%
International	569	414	37.3%
Total	1,714	1,364	25.6%
Load Factor (in %, scheduled)
Domestic	84.0%	85.0%	(1.0) pp
International	84.5%	88.0%	(3.5) pp
Total	84.1%	85.9%	(1.8) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,154	940	22.7%
International	334	253	32.1%
Total	1,488	1,193	24.7%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE:VLRS and BMV:VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 161 and its fleet from four to 69 aircraft. Volaris offers more than 331 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

Volaris filed its annual report under the Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016. A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investor Relations at the email address specified below.

CONTACT:
Investor Relations:
Andrés Pliego & Diana Martínez
+52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net